Filed by Cinergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 333-126318

DUKE ENERGY-CINERGY MERGER
FREQUENTLY ASKED QUESTIONS (FAQs) BY STAKEHOLDER GROUP

FOR CINERGY EMPLOYEES AND FOR INTERNAL USE ONLY
(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

UPDATED 8/5/05

Click on the bookmarked (underlined) links below to go to the newly added or updated questions and answers.  Most of the new questions have come from the employee meetings hosted by Cinergy senior officers or via Ask iPeople Center

A. GENERAL:

11. What is the biggest merger obstacle? Is it the fact that Duke Energy is not joining an RTO? (Added 8/5/05)

12. I recently saw a cable TV ad running in the Charlotte area on Cinergy Health. It is related to Cincinnati-based Cinergy? (Added 8/5/05)

13. Following shareholder approval of the merger this fall, will the integration process speed up, including the 1,500 workforce reductions? (Added 8/5/05)

B. INVESTORS:

17. Does the merger agreement preclude the companies from selling or acquiring assets? (Added 8/5/05)

18. Duke changed the terms served by its board of directors from three years to one year. Will that continue following the merger? (Added 8/5/05)

19. I am a retiree and am wondering about Cinergy’s stock and the Duke merger. I know with the Cinergy common stock it will be converted into 1.56 shares of Duke for each one of Cinergy. How will the preferred stock work? The preferred stock generally pays a higher dividend. (Added 8/5/05)

20. Why are both companies’ stocks doing so well? (Added 8/5/05)

21. Why was there a fixed exchange offer for Cinergy shareholders and not a variable one? (Added 8/5/05)

C. CUSTOMERS:

3. What color will our line trucks be? (Added 8/5/05)

4. Duke seems to have a good job in deploying mobile computing; putting SmallWorld and MapFrame in the field for their crews. Will the Cinergy operations be getting that as a result of the merger?

D. REGULATORS:

7. When and how could the City of Cincinnati intervene in the merger? (Added 8/5/05)

8. Can the joint owners of Cinergy’s power plants be intervenors?

9. What are the jurisdictions in which Cinergy does business – both regulated and unregulated? (Added 8/5/05)

10. Will New Source Review lawsuits have any impact on completing the merger? (Added 8/5/05)

11. Is it true that the DENA assets (Midwest power plants) will be put in CG&E’s rate base? (Added 8/5/05)

E. EMPLOYEES

36. Is Duke Energy also in a hiring freeze? (Added 8/5/05)

37. Is Duke Energy’s IT outsourced? (Added 8/5/05)

38. What system does Duke Energy use for Time and Labor? (Added 8/5/05)

39. Is the Duke workforce comparable to Cinergy in diversity? (Added 8/5/05)

40. How deep in the organization will the Transition Team go for employees to serve on integration teams? (Added 8/5/05)

41. Is it true that Duke IT is de-centralized around their various lines of business and is that the model that will be adopted? (Added 8/5/05)

42. Will benefits change for Cinergy employees if the merger is approved and, if so, when? (Added 8/5/05)

43. The Sec. 203 application filed with the FERC states that as part of the merger Duke will transfer to Cinergy either DENA’s facilities in the Midwest or all of DENA. The application goes on to say that it is more likely that DENA will be entirely transferred to Cinergy. Does this mean that management of all of DENA’s generation assets and trading/marketing operations will be moved to Cincinnati? (Added 8/5/05)

44. When will pension and benefit issues be decided? (Added 8/5/05)

F. POLICYMAKERS:

No new Q&A for this category since the 6/10/05 update.

G. SUPPLIERS:

No new Q&A for this category since the 6/10/05 update.

H. PARTNERS:

No new Q&A for this category since the 6/10/05 update.

I. COMMUNITIES:

No new Q&A for this category since the 6/10/05 update.

Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947).  Questions for which there aren’t immediate answers will be captured and answered in this updated document, which resides on iPower.

A. GENERAL:

1.              Why is Cinergy doing this deal? (Added 5/8/05)

ANSWER: It’s been no secret in our industry that size, scale and scope is the key to growth, if not survival.  That fact led to the merger of PSI and CG&E to create Cinergy and our quest for a “transforming transaction” and Duke Energy’s efforts to grow and expand its footprint.  This deal meets those objectives by creating a top 10 player in terms of total customers and a top two player in domestic generating capacity, total assets and operating revenue.  It brings geographic and fuel diversity to the combined generation mix, and national scale and scope to natural gas and electric power platforms.

This transaction creates North America’s largest diversified utility and gas operations company.  The combined company, to be named Duke Energy,  will have a total market capitalization of approximately $36 billion (as of the companies’ stock close on May 6, 2005) and will serve 3.7 million electric customers and 1.7 million gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada.  The combined company will have approximately $27 billion in annual revenues and $1.9 billion in annual net income (combined figures as of Dec. 31, 2004).  It will own and/or operate approximately 54,000 megawatts of electric generation domestically and internationally—relying on a diverse fuel mix of nuclear, coal, natural gas and hydroelectric power to meet customers’ needs.

Both companies have similar cultures and a multiple stakeholder focus.  Both companies are dedicated to sustainability and environmental leadership, employee and public safety, as well as corporate and social responsibility.

2.              Is there a new company name? (Added 5/8/05)

ANSWER: The name of the combined parent company will be Duke Energy.  For now, the Cinergy utility companies, PSI Energy and CG&E, and the Cinergy Hub (energy trading) will retain their name and brand.  How and when the Cinergy brand will be used in the future will be determined during the transition.

3.              Where is the corporate headquarters? (Added 5/8/05)

ANSWER: The combined company’s corporate headquarters is at Duke Energy’s corporate offices in Charlotte, North Carolina.  The headquarters of the operating utilities remain unchanged.  The operational headquarters for Cinergy’s utility companies will continue to be in Cincinnati, Ohio.  Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power.  Duke Power will continue to be headquartered in Charlotte.

4.              What approvals are needed, how long will it take to close the deal? (Added 5/8/05)

ANSWER: The merger is conditioned upon, among other things, the approval by shareholders of both companies, and a number of regulatory approvals or reviews by federal and state energy authorities, including the North Carolina Public Utilities Commission, Public Service Commission of South Carolina, the Public Utilities Commission of Ohio, the Kentucky Public Service Commission, the Indiana Utility Regulatory Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (for assurance of continuing financial qualifications and operational standards), the federal Securities and Exchange Commission (SEC), and the Department of Justice.

The companies intend to register the new company as a holding company with the SEC under the Public Utility Holding Company Act.  The companies anticipate making required regulatory filings by July 1, 2005, with necessary approvals obtained within 12 months thereafter.  The company will work to secure necessary government approvals consistent with FERC’s Merger Policy Statement and the Hart-Scott-Rodino Antitrust Improvements Act.  The companies intend to seek shareholder approval before the end of 2005.

5.              What happens if the deal doesn’t close in 12 months? (Added 5/8/05)

ANSWER: We’re confident that it will.

6.              Is this a merger or an acquisition? (Added 5/30/05)

ANSWER: It has characteristics of both.  In a typical acquisition, the acquiring company usually doesn’t appoint the chief executive of the acquired company to be the president and chief executive officer of the combined company, which is the case with Jim Rogers in this deal.  This is why the transaction is occasionally referred to as a merger, combination or integration.

7.              What is eventually going to happen to the Plainfield office? (Added 5/30/05)

ANSWER: Plainfield will continue to be the headquarters for PSI Energy to serve Indiana customers.  We’re not sure what the “right size” will be in Plainfield as there will most likely be some consolidation.

8.              When will we be putting the integration teams together?  How will they be staffed? (Added 5/30/05)

ANSWER: See # E.3 below in the EMPLOYEES section.

9.              Describe Cinergy’s baseload generation and their announced plans to pursue Integrated Gasification Combined Cycle (IGCC) technology. (Added 7/8/05)

ANSWER: Cinergy’s generation makeup is as follows:

Regulated generation:
Coal 5,488 MW
Gas 1,263 MW
Oil 259 MW
Hydro 45 MW

Cinergy’s regulated generation is primarily located in the service territory of its Indiana regulated utility company, PSI Energy and consists of four baseload generating stations, eight intermediate and peaking stations, and one hydro station.  Since Indiana is regulated and Ohio is not, under a joint operating agreement, PSI Energy’s regulated assets in Indiana are dispatched in conjunction with the deregulated generating assets of Cincinnati Gas & Electric Co. (CG&E).

Unregulated generation:
Coal 4,186 MW
Gas 736 MW
Oil 324 MW

CG&E’s generating assets are deregulated and include seven baseload stations and four intermediate and peaking stations located primarily in Ohio, which is deregulated.  One of the deregulated baseload stations is in Kentucky and is scheduled to be transferred to Cinergy’s regulated Kentucky utility, Union Light, Heat & Power (ULH&P).  One baseload unit and intermediate and peaking station in Ohio are also scheduled to be transferred to ULH&P.

Cinergy’s unregulated generation also includes combined heat and power (CHP) plants operated and managed by Cinergy Solutions, the company’s on-site energy solutions and utility services subsidiary.  Cinergy Solutions’ plants (approximately 5,350 MW) are located in parts of the continental U.S., mostly at large factories and institutions in New York, Maryland, Michigan, Oklahoma, Texas and Ohio.

In October 2004, Cinergy announced its intention to study the feasibility of building one of the first full-scale Integrated Gasification Combined Cycle (IGCC) plants with General Electric and Bechtel Corporation. IGCC technology turns coal into cleaner-burning gas, while using less water and producing fewer emissions that a conventional coal-fired plant with state of the art scrubbers.

10.       Can you tell us more about Cinergy’s history with nuclear? (i.e., Zimmer, Marble Hill, etc.) (Added 7/8/05)

ANSWER: Both CG&E and PSI had begun nuclear plants in the 1970s and cancelled the plants in 1984.  CG&E and its co-owners in the Zimmer plant chose to convert the station to coal-fired, and Zimmer began operation as a 1,300-megawatt coal-fired station in 1991.  The nuclear facilities were cancelled primarily because of the increasing costs and licensing uncertainties following Three Mile Island incident.

11.       What is the biggest merger obstacle?  Is it the fact that Duke Energy is not joining an RTO? (Added 8/5/05)

ANSWER: We don’t see any major obstacles.  The combination of Cinergy with Duke Energy will yield benefits for our shareholders, our customers and the energy markets as a whole.  We believe this merger clearly meets the standards for determining whether a merger is consistent with the public interest at both the state and federal level.  In a related development, in late July 2005, Duke Power selected the Midwest ISO as its transmission coordinator, or Independent Entity, to carry out certain transmission functions for the company.  While Duke Power is not formally joining the Midwest ISO, the company is retaining the organization to assume responsibility for a number of transmission functions, primarily related to Duke Power’s Open Access Transmission Tariff.  These include independently administering the tariff and providing planning services.

12.       I recently saw a cable TV ad running in the Charlotte area on Cinergy Health. It is related to Cincinnati-based Cinergy? (Added 8/5/05)

ANSWER: The two companies are not related. Cinergy Health, Inc., based in Miami, provides non-insurance, health care savings programs.

13.       Following shareholder approval of the merger this fall, will the integration process speed up, including the 1,500 workforce reductions? (Added 8/5/05)

ANSWER: Integration planning is meant to be a thorough process spanning several months and we still believe the merger will close sometime in the first half of 2006.  Shareholder approval is one of several steps needed prior to closing. There are also a number of regulatory reviews and approvals that are needed.

B. INVESTORS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

NOTE: Employees who are also Cinergy shareholders should review these INVESTOR FAQs.

1.              What are the savings generated by this combination? (Added 5/8/05)

ANSWER: Savings and efficiencies will ramp up over the first three years post-merger as merger integration is completed to a steady state of $400 million per year by year three.

2.              What happens to the $9.1 billion? (Added 5/24/05)
ANSWER: The merger will be a stock-for-stock transaction. The $9.1 billion represents the aggregate market value of Duke Common Stock, as of the date of the announcement, that Cinergy shareholders would receive when the merger is completed.  The ultimate market value of the Duke Common Stock received by the Cinergy shareholders will be based on the trading price of a share of Duke Common Stock at the time of closing.

3.              What is the official shareholder record date to vote on the merger? (Added 5/24/05)
ANSWER: The shareholder record date will not be determined until the companies determine the date of their special meetings of shareholders to approve the proposed transaction.

4.              How does the stock conversion work? (Added 5/24/05)
ANSWER: Subject to the terms of the Merger Agreement, if the merger is completed, each issued and outstanding share of Cinergy Common Stock will be converted into the right to receive 1.56 shares of Duke Common Stock. If the merger is completed, shareholders and participants in plans will receive information about what steps they must take, if any, to receive Duke Energy shares for their Cinergy shares.

5.              How will dividends be affected? (Added 5/24/05)
ANSWER: In conjunction with the merger announcement, Duke Energy’s board of directors has said that it intends to increase Duke Energy’s dividend by 12.7 percent, or 14 cents a year, for an annual dividend of $1.24.  The dividend increase, which will be voted on during the Duke Energy’s board’s June meeting, would be effective with the September 2005 disbursement.  As a result of the merger exchange ratio and the anticipated Duke Energy dividend increase, it is expected that Cinergy shareholders will be kept whole at closing with respect to their current dividend.  Future dividend levels will be set by the board of directors of the combined company.

6.              When is the price of the CIN and DUK stocks set for the 1.56 to 1 swap? (Added 5/24/05)

ANSWER: The conversion ratio is fixed at 1.56 to 1 regardless of what the stock prices of DUK or CIN shares do between now and the closing. As stated in the

Answer to B-2 above: The ultimate market value of the Duke Common Stock received by the Cinergy shareholders will be based on the trading price of a share of Duke Common Stock at the time of closing.

7.              If someone buys Cinergy stock between now and the close of the transaction, do they still get the 1.56 premium exchange for every share of Cinergy stock?  Is there a “blackout” time? (Added 5/30/05)

ANSWER: Any one holding Cinergy stock on the effective date of the merger will receive Duke Energy stock immediately after the close, based on the 1.56 exchange ratio.  It makes no difference when the stock was acquired.

8.              Will there be Cinergy stock after the merger? (Added 6/4/05)

ANSWER: No

9.              Where is the new stock coming from? (Added 6/4/05)

ANSWER: A new holding company has been established to be the parent company of Duke and Cinergy.  This company, currently named Deer Holding Corp. will issue stock to the Duke and Cinergy shareholders.

10.       Is there an “out clause” on share price?  For instance, what if either company or both companies’ stock drops drastically, i.e., to $15 per share at time of the close?  Or what if something happens at a nuclear plant, etc.? (Added 6/4/05)

ANSWER: The merger agreement provides the parties with certain rights, including the ability to terminate the transaction if there has been a material adverse effect in the other company.  If Duke’s stock price drops as a result of an adverse material effect, we could exercise our right.  If Duke incurs a material adverse affect related to its nuclear plants or otherwise, we could exercise our right.

11.       When will the proxy be available? (Added 6/4/05)

ANSWER: We are currently working on the proxy materials for filing with the SEC.  Definitive proxy materials will be provided to shareholders of record after review by the SEC, which we are expecting in August or September.

12.       Do we anticipate a hostile takeover? (Added 6/4/05)

ANSWER: No

13.       Did a Cinergy officer sell 75,000 shares of stock just prior to the merger announcement? (Added 7/8/05)

ANSWER: No.  On Monday, May 16th, a week after the merger announcement, Bill Grealis sold 75,000 shares of Cinergy common stock.  In accordance with the federal securities laws, he sold these shares pursuant to instructions in a trading plan, which was effective February 28, 2005, related to his retirement which was effective June 1, 2005.

14.       Cinergy stock (CIN) has traveled in the $35-45 range and Duke Energy (DUK) only in the $21-23 range.  This doesn’t look like a good deal….can you explain? (Added 7/8/05)

ANSWER: We’re not sure what time periods you’re referring to, however, as of June 27, the 52-week price range for DUK has been $19.81 - $29.82; for CIN, $36.95-44.92.  Since the date of the merger announcement on May 9, the price range for DUK has been $27.48 - $29.82; for CIN $41.07-44.92.

We believe this transaction is a good deal for both DUK and CIN shareholders.  If you’ll recall, the transaction calls for CIN shareholders to receive 1.56 shares of Duke Energy common stock for each share of CIN.  Using the DUK closing price on May 6, 2005 of $29.36, this exchange ratio implies a value of $45.79, or a 13.4 percent premium over the May 6, 2005 CIN closing price of $40.38.  Additionally, the DUK annual dividend was increased to $1.24 per share, which is the same yield CIN shareholders were receiving prior to the merger announcement.  This represents a 12.7 percent increase in the DUK annual dividend.

The premium to CIN shareholders reflects management’s belief that the long term value of the combined company is greater than the individual parts.

15.       Will the Duke Energy stock price continue to trade in this narrow window for a while? (Added 7/8/05)

ANSWER: It’s nearly impossible to predict the trading range of any stock—there are too many uncontrollable external factors.

16.       Why did Cinergy’s stock rise and Duke Energy’s fall after the announcement? (Added 7/8/05)

ANSWER: When one company acquires another company, often there’s a predictable short-term effect on the stock price of both.  In general, the acquiring company’s stock will fall while the acquired company’s stock will rise.  (NOTE: This is a generalization; there can be exceptions to this rule).

The reason the acquired company’s stock usually goes up is that the acquiring company typically has to pay a premium for the acquisition. Unless the acquiring company offers more per share than the current price of the target company’s stock, there’s little incentive for the current owners to sell their shares to the acquiring company.

Likewise, the acquiring company’s stock usually goes down because they must pay more than the target company is currently trading at to make the deal happen.  Beyond that, there are often a number of uncertainties associated with acquisitions, such as potential regulatory hurdles or integration issues.

It’s prudent to reflect on the stock price following a major announcement since it gives management real-time feedback and points to opportunities to further educate shareholders on the terms of the transaction.  However, it’s the long-term value that management is after—and that’s not measured over days, weeks or even months, but rather over years.

17.       Does the merger agreement preclude the companies from selling or acquiring assets? (Added 8/5/05)

ANSWER: The companies will continue normal business operations during the transition, including acquiring assets, as Cinergy did with the Wheatland power plant following the merger. It’s the same for divesting of assets, as outlined in the merger agreement.

18.       Duke changed the terms served by its board of directors from three years to one year.  Will that continue following the merger? (Added 8/5/05)

ANSWER: Yes, the merger agreement calls for the new Duke Energy board of directors to be elected annually.

19.       I am a retiree and am wondering about Cinergy’s stock and the Duke merger.  I know with the Cinergy common stock it will be converted into 1.56 shares of Duke for each one of Cinergy.  How will the preferred stock work?  The preferred stock generally pays a higher dividend. (Added 8/5/05)
ANSWER: Cinergy Corp. does not have preferred stock outstanding.  The outstanding preferred stock of CG&E and PSI are not subject to the merger consideration and may remain outstanding or be redeemed in accordance with their respective terms.

20.       Why are both companies’ stocks doing so well? (Added 8/5/05)
ANSWER: Since the announcement of the proposed merger on May 9, the stock price of Cinergy has risen 9 percent while Duke Energy has remained relatively flat.

As we get closer to the merger completion date, the price of CIN should settle to a price approximately 1.56 times that of DUK. This is because the transaction calls for CIN shareholders to receive 1.56 shares of DUK for each share of CIN.

Meanwhile, you may notice that the companies’ stock prices will move in a somewhat tandem fashion since it’s believed that both companies will eventually become one. Therefore, what happens to each company will eventually be the responsibility of the newly formed company.

Since the beginning of 2005, the share price of Duke Energy has appreciated 16 percent; Cinergy’s has appreciated 5 percent. This compares to the S&P 500 and the Dow Jones Utility index which have appreciated two percent and 17 percent over the same period.

Having said that, remember that it’s impossible to predict the movement of the stock price due to the many external factors that affect the stock market.

21.       Why was there a fixed exchange offer for Cinergy shareholders and not a variable one? (Added 8/5/05)

ANSWER: The fixed exchange ratio of 1.56 shares of Duke common stock for each share of Cinergy common stock was the result of negotiations between the parties.

C. CUSTOMERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Will customer rates go up as a result of the merger? (Added 5/30/05)

ANSWER: No. Rates will still be reviewed, approved and regulated by the state regulatory commissions in Ohio, Kentucky, Indiana, North Carolina and South Carolina.  Additionally, the utility consumer counselors in those states will continue to represent customers in all rate cases.

2.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  Larger commercial and industrial customers can also contact their Cinergy account rep.

3.              What color will our line trucks be? (Added 8/5/05)

ANSWER: This level of detail is not yet available and will be worked out during the integration.

4.              Duke seems to have a good job in deploying mobile computing; putting SmallWorld and MapFrame in the field for their crews.  Will the Cinergy operations be getting that as a result of the merger? (Added 8/5/05)

ANSWER: That’s a good example of a best practice using technology that may become part of the entire combined company.  Such considerations and deployments will be part of the integration process.

D. REGULATORS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Does the recent ruling by an SEC judge about the 2000 AEP-CSW (Ohio-Texas) merger not being valid because the two companies were not contiguous to each other have any impact or bearing on this transaction? (Added 5/8/05)

ANSWER: No, that ruling was specific to the AEP-CSW merger.  The Cinergy and Duke Energy systems are interconnected through PJM and TVA.

2.              Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger? (Added 5/24/05)

ANSWER: There are no plans to unbundle or spin-off Cinergy’s gas utility operations.  The references to “the gas side of the business” that have been made in the media are to Duke’s wholesale gas pipeline and field services businesses.  The proposed organization structure for the combined company retains Gas Operations within CG&E.

3.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

4.              Will there be any rate freezes to get merger approvals? (Added 7/8/05)

ANSWER: With the planned environmental construction program for Cinergy to comply with the EPA’s recent Clean Air Interstate Rule (CAIR) and mercury rules, it is unlikely that any of the Cinergy companies will be in a position to freeze rates as a condition of merger approval.  PSI currently has a petition pending before the Indiana Utility Regulatory Commission (IURC) seeking approval and subsequent rate recovery of new pollution control expenditures.  Rates in Ohio for residential customers have been frozen for more than 10 years with the freeze to expire at the end of 2005.  ULH&P’s generation and transmission rates are frozen through 2006, and the company is required to file a rate application with the Kentucky Public Service Commission in 2006 to set new rates for 2007.

5.              Will the Rate Stabilization plan be changed in Ohio? (Added 7/8/05)

ANSWER: The Rate Stabilization Plan was approved by the Public Utilities Commission of Ohio (PUCO) to extend the transition period for customer choice in the CG&E service area because the competitive market had not developed to the extent that the PUCO had originally anticipated.  We anticipate that the RSP will remain in place through 2008 and will not be affected by the merger.

6.              Are North Carolina and South Carolina deregulated?
ANSWER: No.

7.              When and how could the City of Cincinnati intervene in the merger? (Added 8/5/05)

ANSWER: No approval is required from the City, but it has the right to intervene at the state and federal level. Greg Ficke, President of CG&E, has met with the City administration about the merger and those conversations will continue.

8.              Can the joint owners of Cinergy’s power plants be intervenors? (Added 8/5/05)

ANSWER: Joint owners have the opportunity to intervene in the regulatory proceedings at the state and federal level.  They can do so as joint owners and as participants in the regional power markets. We will follow the provisions of the joint ownership agreements as we did in the original Cinergy merger.

9.              What are the jurisdictions in which Cinergy does business – both regulated and unregulated? (Added 8/5/05)

ANSWER: Cinergy’s regulated service area spans 25,000 square miles and includes all or portions of 69 counties in Indiana, all or portions of ten Southwestern Ohio counties, including the City of Cincinnati and suburbs, and all or portions of six Northern Kentucky counties.  Cinergy’s unregulated operations include commercial power operations with headquarters in Cincinnati, commercial gas operations headquartered in Houston and Cinergy Solutions, the company’s on-site energy solutions and utility services subsidiary with customers in 28 U.S. states and Canada.

10.       Will New Source Review lawsuits have any impact on completing the merger? (Added 8/5/05)

ANSWER: Both companies are involved in litigation under New Source Review, and the cases are proceeding. The litigation was reviewed in the due diligence process prior to the merger announcement and is not expected to have an impact on completing the merger.

11.       Is it true that the DENA assets (Midwest power plants) will be put in CG&E’s rate base? (Added 8/5/05)
ANSWER: The merger agreement provides that Duke and Cinergy will use their reasonable best efforts to transfer certain DENA assets from Duke to CG&E.  This transfer will require regulatory approval by the FERC and the SEC under PUHCA,* and there can be no guarantee that such approval will be obtained or will be obtained on terms or with conditions acceptable to the companies.  Since Ohio has gone through electric restructuring, the rate base associated with CG&E’s generation has been eliminated and our Ohio generation is now unregulated.  Consequently, the DENA assets, if transferred to CG&E, would remain in the nonregulated portfolio.
*NOTE: The U.S. Energy Policy Act of 2005, passed by Congress on July 29, repeals the Public Utility Holding Company Act (PUHCA). The repeal will be effective six months after the bill is signed into law. The President is expected to sign it on Aug. 8.

E. EMPLOYEES:

NOTE: Employees who are also Cinergy shareholders should review the INVESTOR FAQs above

1.              Is this a merger or an acquisition? (Added 5/30/05)

ANSWER: It has characteristics of both.  In a typical acquisition, the acquiring company usually doesn’t appoint the chief executive of the acquired company to be the president and chief executive officer of the combined company, which is the case with Jim Rogers in this deal.  This is why the transaction is occasionally referred to as a merger, combination or integration.

2.              In the May 9, 2005, announcement and news conference, it was stated that an estimated 1,500 jobs or 5 percent of the combined 29,350-employee workforce would be reduced in the final consolidation.  How was this number determined?  Where will those reductions occur and when, and what is the percentage of positions being reduced in Cinergy or Duke Energy? (Added 5/8/05 – Updated 5/30/05)

ANSWER: The figure stated is an estimate and was arrived at by analyzing the payroll amounts of both companies and comparing them to the synergies and savings achieved in the last several utility mergers of similar size.  It is premature to identify specifically where these reductions will occur.

3.              When will the transition team be named, who will be on it and what is the scope of the team’s work? (Added 5/30/05)
ANSWER: The integration process will involve numerous task forces to examine all aspects of the businesses and assess how we might best combine the two companies.  A steering committee consisting of Paul Anderson, Fred Fowler and Jim Mogg from Duke and Jim Turner and Jim Rogers from Cinergy will oversee this effort and will spend the next couple of months planning how we will go about this process.  Additionally, Paul Anderson and Jim Rogers will meet with a number of members of senior management of each other’s organizations to become better acquainted and solicit their input regarding the integration process.  However, Jim and Paul do not expect the process to begin until September and they will communicate more details as to the integration process and its timeline in August.

4.              What happens to retirement and pension plans, health care and other benefits? (Updated 5/30/05)
ANSWER: How the two companies’ retirement plans, health care plans and other benefits will be integrated - and when - will be determined during integration. As many of you may know from the CG&E and PSI merger, benefit plans were integrated over a period of time after the merger and a common set of benefits was implemented for Cinergy.  We can expect a similar process, and will look at ways to combine efforts and do things more efficiently during integration.

5.              Will we get Duke’s 401(k) matching policy? (Added 6/4/05)
ANSWER: The 401(k) plan will not be looked at in isolation from other benefits.  During integration, the total rewards package will be evaluated compared to market benchmarks and best-practices.

6.              How will employees’ 401(k) plans (with ‘shares’ of Cinergy stock) be treated?  The ‘shares’ in employee 401(k) plans aren’t the same as actual Cinergy stock. (Added 5/30/05)

ANSWER: All Cinergy common stock in the 401(k) plan will be replaced by Duke Energy stock, again based on the 1.56 conversion ratio.  And, yes, the stock in the 401(k) plan is “real.”  To figure out the number of shares you beneficially own in the 401(k) plan, you take the dollar value in the stock fund at any point in time and divide by the current stock price.

7.              Will early retirements (“early outs”) be offered? (Added 6/4/05)
ANSWER: As both companies work through integration, consideration will be given to all options when deciding how to accommodate situations where duplicate or excess staff exists.

8.              Will Duke honor our bargaining unit agreements?  What impact does this have on our unions? (Added 5/8/05 – Updated 6/4/05)

ANSWER: The merger agreement specifically recognizes the bargaining unit contracts for both Cinergy and Duke.  Any issues will be covered by bargaining unit agreements.

9.              Is there a clerical/technical union at Duke? (Added 5/30/05)
ANSWER: No.

10.       What impact does this have on Cinergy’s CIN-10 (Continuous Improvement), IT Sundance and F&A initiatives?  Are we still committed to the CIN-10 savings and corresponding earnings targets this year and next? (Added 5/8/05)

ANSWER: These initiatives will continue, and where it makes sense to do so, will be incorporated into our merger integration efforts.  Our commitment to achieve CIN-10 savings and our earnings targets remain.

11.       Will maintenance jobs in power plants continue to go away? (Added 6/7/05)
ANSWER: Reductions in specific jobs related to CIN-10 initiatives will continue to go forward.  These issues continue to be discussed with the applicable bargaining units.

12.       Is Cinergy’s “no layoff policy” being maintained?  If not, why and when will staff reductions be communicated to employees and how, and which areas will be affected? (Added 5/8/05 - Updated 5/30/05)

ANSWER: We believe that staff reductions will be about 5 percent of the combined 29,350-employee workforce and that they will be achieved through the combination of attrition, redeployment and severance.  Our goal is to minimize the impact on employees.  It is premature to identify specifically where these reductions will occur.

13.       Can we contact our counterparts at the other company?  If not, when?  And if the employees at the other company contact us, what do we do? (Added 5/8/05)

ANSWER: Any issues that may require contacting the other company or if you are contacted by the other company, should be immediately referred to the transition team.  Information contacts between companies is why the transition team is being established.

14.       Which Cinergy and Duke Energy senior executives will be running the combined company and when will the transition take place? (Added 5/8/05)

ANSWER: Upon completion of the merger, Duke Chairman Paul Anderson will be Chairman of the combined company, and Jim Rogers will be President and CEO.  Fred Fowler of Duke Energy will be president and chief executive officer of gas operations reporting to Jim Rogers on operations and Paul Anderson on strategy, pending completion of a strategic review of the portfolio.  Other executive positions will be determined during the course of merger integration.

15.       Will retiree pensions change as the result of the merger?  (Added 5/24/05)

ANSWER: No, accrued pensions (the pensions retirees are receiving right now) and retirees’ vested accounts under the 401(k) plan will not change as a result of the merger with Duke Energy.

16.       There were news reports in mid-May that Duke Energy was outsourcing some of its Human Resources operations.  Will that also happen at Cinergy following the close of the merger?  (Added 5/24/05)

ANSWER: Duke Energy had planned this and other cost-reduction activities for some time and these activities are unrelated to the merger.  Much of what Duke is outsourcing in HR is already outsourced at Cinergy.  As part of the integration, HR, like all other departments, will be evaluating where it makes sense to combine processes and programs for efficiency.  As it was explained during the merger announcement, job consolidations in these and other areas in both companies may result in some staff reductions.  Those will be achieved through a combination of attrition, redeployment, severance and other efforts.  Our goal is to minimize the impact on employees.

17.       Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger? (Added 5/24/05)

ANSWER: There are no plans to unbundle or spin-off Cinergy’s gas utility operations.  The references to “the gas side of the business” that have been made in the media are to Duke’s wholesale gas pipeline and field services businesses.  The proposed organization structure for the combined company retains Gas Operations within CG&E.

18.       What percentage of Duke Energy’s workforce is union and what percentage is Cinergy’s? (Added 5/30/05)

ANSWER: About 15 percent of Duke’s workforce in the U.S. and internationally is represented by unions.  In Duke’s regulated operations, about 10 percent of employees are part of a union.  The percentage of Cinergy’s workforce that is unionized is 52 percent and this information is available on the employee census information on iPeople on iPower.

19.       Are Duke Energy’s employee demographics similar, that is, do they too have an aging workforce? (Added 5/30/05)

ANSWER: Yes, the employee demographics in their regulated operations, Duke Power, are similar to Cinergy’s.

20.       Will the 85 point rule for retirement under the traditional pension plan change with the merger? (Added 5/30/05)

ANSWER: There is no current intention to change the 85 point rule.

21.       A phone line was set up during the last merger for employees to have available to ask questions, obtain information.  Will there be something similar established this time? (Added 5/30/05)

ANSWER: See #27 below.

22.       We heard that Duke had recently sent a letter to all retirees advising that Duke intended to terminate their retiree medical benefit program.  Is Duke going to do the same thing to Cinergy employees?  (Added 5/30/05)

ANSWER: Duke Human Resources has confirmed to Cinergy that they have NOT communicated to retirees that they plan to terminate retiree health care benefits in 12 months or within any other time frame.

23.       Will Cinergy’s 401(k) Plan accept Duke stock shares? (Added 5/30/05)

ANSWER: Yes, it will happen automatically at the time of the merger.

24.       Who manages Duke’s 401(k) plan? (Added 5/30/05)
ANSWER: Hewitt Associates.

25.       Will the hiring freeze be lifted?  It seems that Managers are far removed from being allowed to make decisions with hiring freezes in place.  Shouldn’t managers be given the flexibility to manage by budget rather by number of personnel? (Added 5/30/05)
ANSWER: The hiring freeze does two things: It helps manage costs to achieve earnings expectations in 2005 and helps manage additional headcount increases until more is known about the combination of Duke and Cinergy.

26.       What should we say to friends and family members who are shareholders as to how they should vote on the deal? (Added 6/4/05)

ANSWER: You should tell them to read the proxy and other related SEC materials of the company as they become available and which they will receive and make their own determination.

27.       Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: 1) Your manager or supervisor is a good place to start, and 2) attending one of the senior management field visits to ask questions is strongly encouraged (contact Rachelle Caldwell at 513-287-2363 for times, dates and places).  3) Read the weekly merger update e-mail sent to all employees.  It includes a timeline and regulatory checklist of critical filings.  4) Check for updates to this document on iPower and read the weekly Cinergy Now newsletter.  5) Additionally, questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947).  Questions for which there aren’t immediate answers will be captured and answered on iPower.

28.       Duke employees moved from the traditional pension to the cash balance program in 1990’s.  Will Duke require the same for Cinergy employees after the merger effective date? (Added 6/10/05)

ANSWER: It would be premature at this point to speculate on how the companies’ retirement plans will be integrated, or when.  We understand that resolution of this issue is extremely important to Cinergy and Duke Energy employees and we commit to communicate decisions regarding this issue as quickly as possible.

29.       It’s been rumored that all the energy traders at Cinergy have resigned.  Is this true?  If so, do you see this as an indication of potential problems as it relates to key personnel for both companies? (Added 7/8/05)

ANSWER: It is true that some of Cinergy’s energy traders have resigned. This is a very competitive market today as several banks and hedge funds have taken an interest in energy trading and have offered very competitive opportunities for experienced energy traders.  This is very common in this industry and we have grown to expect a high turnover in this area versus the turnover rate in the remainder of the organization.  Cinergy still has a staff of experienced, successful energy trading personnel and doesn’t see these resignations as an indication of potential problems as it relates to key personnel for either company.

30.       How many of Duke Power’s employees are contractors? (Added 7/8/05)

ANSWER: Duke Power uses contractors for many services, including tree trimming, line work and staff augmentation during outages.  On any given day, the number of contractors Duke Power is using may vary widely, depending on work load.

31.       Now that Duke has gone to AMR (automated meter reading), will they lay off their meter readers?  Is their metering system more electronic? (Added 7/8/05)

ANSWER: Through attrition and internal moves to other jobs, Duke Power replaced company meter readers with contracted meter readers and has had an all-contractor meter-reading workforce since 1997.  The AMR meter replacement program began in 2001, so no meter readers were laid off as a result of AMR technology implementation.

32.       Do Duke linemen make more than Cinergy linemen? (Added 7/8/05)

ANSWER: While we don’t discuss employee salaries, we can say that union salaries are determined during contract negotiations, and Duke Energy and Cinergy conduct benchmark studies to ensure employee salaries align with similar jobs in the market.

33.       How many reps does Duke have that handle bankruptcies?  Will this be outsourced? (Added 7/8/05)

ANSWER: This level of detail is not yet available and will be worked out during the integration.

34.       What is Cinergy’s underfunded pension liability? (Added 7/8/05)
ANSWER: The funding level of the companies’ pension plans can move up or down significantly over short periods of time due to the fact that the funding level depends on a number of factors, such as rates of return on plan assets, discount rates and the level of interest rates.

In any event, Cinergy and Duke Energy are both in full compliance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

In the companies’ 10-K filings, as of the measurement date, September 30, 2004, it was reported that Cinergy had an underfunding of $557 million and Duke Energy was underfunded by $334 million.  Disclosures in the 10-K filings are based on Generally Accepted Accounting Principles (GAAP), rather than ERISA, which drives the funding of U.S. pension plans.

In 2004, Cinergy contributed $115 million to its pension plans, supporting their continued stability.  An additional $100 million is budgeted to be contributed to the plans in 2005.

In the fourth quarter of 2004, after the measurement date, Duke Energy made pension plan contributions totaling $269 million, which were not reflected in the funded status of the plan.

Why don’t the companies contribute even more?  It doesn’t always make financial sense to fund at higher levels.  For one thing, there is a limit on how much the companies can deduct on their tax returns on an annual basis.  Secondly, the companies need to optimize their use of cash among various requirements such as environmental improvements.  All of these factors are considered when developing a funding strategy.

35.       Can the Cinergy and Duke “pension funds” be co-mingled? (Added 7/8/05)
ANSWER: Generally speaking, yes.  Funds of separate, defined-benefit retirement plans can be held under one master trust and invested with each plan retaining its own funded status.  Using a master trust does not change the funding levels of the separate plans or the company’s future funding obligations. Separate plans can also be merged, with the assets of the separate plans becoming assets of a single, new plan. In the case of merging plans, the funding level and the company’s future funding obligations are determined with respect to the new plan.  Decisions regarding the Cinergy and Duke Energy plans will be reached during integration.

36.       Is Duke Energy also in a hiring freeze? (Added 8/5/05)

ANSWER: No. However, like Cinergy, Duke is reviewing all hiring decisions that may be impacted by the merger.

37.       Is Duke Energy’s IT outsourced? (Added 8/5/05)

ANSWER: Duke Energy relies on a variety of IT resources to meet its business needs.  However, the company regularly evaluates the most appropriate mix to align with evolving business needs and will continue to use a variety of resources, as appropriate, which can include in-house IT resources, contract personnel and outsourcing in certain areas.

38.       What system does Duke Energy use for Time and Labor? (Added 8/5/05)

ANSWER: Duke Energy currently uses two time reporting systems; the Corporate Time Reporting System is more prevalent.  A second system, known simply as the Time Reporting System, is used by employees in Duke Energy Gas Transmission and Duke Energy Field Services. A key deliverable of Duke Energy’s HR outsourcing contract with Hewitt Associates is a single time reporting solution, scheduled to be implemented in January 2007.

39.       Is the Duke workforce comparable to Cinergy in diversity? (Added 8/5/05)

ANSWER: Yes. Duke Energy’s workforce demographics are similar to Cinergy with some differences; Duke Energy has approximately 3,100 Canadian and 900 South American employees.  Maintaining a diverse and inclusive environment is called out in Duke Energy’s charter and is put into practice through the work of Duke Energy’s Diversity Council, which is sponsored by the Chief Operating Officer and Chief Development Officer. Duke Energy’s Diversity and Employee Development organization reports to the Chief Development Officer and is responsible for helping

the organization implement initiatives directed by the Diversity Council.    Duke Energy’s workforce challenges are similar to other companies and are related, in part, to an increasingly higher percentage of “baby boomers” becoming eligible to retire. With that in mind, Duke Energy’s leadership team is focused on succession planning and talent development.

40.       How deep in the organization will the Transition Team go for employees to serve on integration teams? (Added 8/5/05)

ANSWER: A process is being developed by the Integration Team that will consider many factors in staffing the teams.  For more information, see the August 1, 2005 merger update e-mailed to all employees announcing the Integration Steering Committee members.

41.       Is it true that Duke IT is de-centralized around their various lines of business and is that the model that will be adopted? (Added 8/5/05)

ANSWER: It’s too early to tell if that will be the model or the structure.  Again, the integration process will look at what is working best and delivering the highest value.

42.       Will benefits change for Cinergy employees if the merger is approved and, if so, when? (Added 8/5/05)

ANSWER: Under the terms of the merger agreement, the combined company will, for one year following the merger, maintain compensation and benefits for current non-union Cinergy employees, which, in the aggregate, are no less favorable than those provided to Cinergy employees prior to the merger.  Any changes in benefits after this one-year period will be addressed during the merger integration process. Union represented employees at Duke and Cinergy have different contract agreements and different contract lengths.  The merger agreement specifically recognizes both companies’ bargaining unit contracts.  After the merger, any changes in union benefits would be made in accordance with current collective bargaining agreements or negotiated with each union as applicable.

43.       The Sec. 203 application filed with the FERC states that as part of the merger Duke will transfer to Cinergy either DENA’s facilities in the Midwest or all of DENA.  The application goes on to say that it is more likely that DENA will be entirely transferred to Cinergy.  Does this mean that management of all of DENA’s generation assets and trading/marketing operations will be moved to Cincinnati? (Added 8/5/05)
ANSWER: While there is discussion in the filing about the transfer of DENA’s Midwest assets to Cinergy, this is about the structuring of certain legal entities upon closing of the transaction.  Once this is completed, we can then have a platform from which we can determine operational efficiencies and synergies which are at the heart of this agreement.  As far as where the management of these assets would be located, as well as the location of trading and marketing operations, that has not yet been decided.

44.       When will pension and benefit issues be decided? (Added 8/5/05)
ANSWER: All benefits and benefits issues will be addressed during the integration process.

F. POLICYMAKERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

G. SUPPLIERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

H. PARTNERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              What impact does this have on Cinergy’s IGCC and BPL projects, and other joint ventures? (Added 5/8/05)

ANSWER: Our IGCC and BPL projects will continue development.  These and other joint-venture development will continue to be evaluated against expected returns and performance metrics, and will be managed based on how well those objectives are met.

2.              Where can I get more information and/or, who can I talk to about the merger?  (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

I. COMMUNITIES:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              What impact does this have on Cinergy and Duke Energy’s environmental footprint and emissions, respectively? (Added 5/8/05)

ANSWER: It presents an opportunity for us to diversify our generation fuel mix to include significant hydro, nuclear and natural gas resources, and to optimize our generation to reduce emissions and minimize our environmental footprint.

2.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947).  Questions for which there aren’t immediate answers will be captured and answered in this updated document, which resides on iPower.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth.  These statements are based on the current expectations of management of Duke and Cinergy.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively.  Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction.  Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005.  Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.